Exhibit 99.134

WONDERFI TECHNOLOGIES INC.

Suite 250, 780 Beatty Street

Vancouver, British Columbia

V6B 2M1

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN of the annual general and meeting (the “Meeting”) of shareholders (the “Shareholders”) of WonderFi Technologies Inc. (“WonderFi” or the “Company”) to be held on Monday, September 12, 2022 at 10:00 a.m. (Vancouver time). The Meeting will be held online via live audio webcast for the following purposes:

1.	to receive the audited financial statements of the Company together with the auditor’s report thereon for the financial year ended September 30, 2021;

2.	to appoint the independent auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

3.	to set the number of directors of the Company for the ensuing year at seven (7), who will serve until the end of the next annual shareholder meeting or until their successors are elected or appointed;

4.	to elect directors for the ensuing year;

5.	to consider and, if deemed advisable, to pass a resolution, the full text of which is reproduced as Schedule “A” to the management information circular accompanying this Notice of Meeting (the “Information Circular”) to approve the proposed amendment of the articles of the Company (the “Articles Amendment Resolution”) to replace the Article 15 – Alternate Directors with the new Article 15 – Advance Notice provisions as more particularly described in the Schedule “A” to the Appendix “A” to the Information Circular;

6.	to consider, and if deemed advisable, to pass, with or without variation, an ordinary resolution to: (i) approve certain amendments to the Company’s Equity Incentive Plan incidental to the Company’s up- listing from the NEO Exchange to the Toronto Stock Exchange; and (ii) to reserve common shares of the Company for issuance under the Equity Incentive Plan, as more particularly described in the accompanying management information circular (the “Equity Incentive Plan Resolution”); and

7.	to transact such further or other business as may properly come before the Meeting and any adjournments thereof.

As permitted by Canadian securities regulators, the Company is using Notice and Access to deliver the Circular to Shareholders. Notice and Access allows the Company to post the Circular and annual report online instead of mailing it out to each shareholder, saving substantial printing and mailing costs and greatly reducing the Company’s paper consumption. Shareholders will receive a notice in the mail giving instructions on how to access the Circular on SEDAR (www.sedar.com) and on the Company’s website (www.wonder.fi) and how to request a paper copy of the Circular free of charge. Please take the time to review the Circular carefully before voting your shares.

WonderFi Shareholders are encouraged to vote on the matters before the Meeting by proxy by following the voting instructions in the accompanying Information Circular.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice of Meeting.

The Board of Directors of WonderFi unanimously recommends that WonderFi Shareholders vote “FOR” all resolutions brought before the Meeting as described in more detail in this Information Circular.

The record date for the determination of WonderFi Shareholders entitled to receive notice of and to vote at the meeting is the close of business on July 28, 2022 (the “Record Date”). Only WonderFi Shareholders whose names have been entered in the register of WonderFi Shareholders as of the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

Each common share in the capital of WonderFi (“WonderFi Share”) entitled to be voted at the Meeting will entitle the holder thereof to one vote at the Meeting.

With the ongoing public health crisis resulting from the global spread of the novel coronavirus (COVID-19), to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, we will hold our annual meeting this year in a virtual only format, which will be conducted via live teleconference that can be accessed via the following url:

URL: meetnow.global/MVCWKJN

and, to the extent necessary, instructions will be provided as to how Shareholders entitled to vote at the Meeting may participate and vote at the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting online. Non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting online as guests, but guests will not be able to vote or ask questions at the Meeting.

The specific details of the foregoing matters to be put before the Meeting, as well as further information with respect to voting by proxy and detailed instructions about how to participate at the virtual Meeting are set forth in the management information circular which accompanies, and is deemed to form a part of, this Notice of Meeting.

Registered shareholders are requested to complete, sign, date and return the enclosed form of proxy either in the addressed envelope enclosed to Computershare Trust Company of Canada, Attn: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or via fax to 1-866-249-7775 (toll free North America) or 1- 416-263-9524 (International). Alternatively, registered shareholders may vote by telephone by calling 1-866-732- 8683 (toll free) or by using the internet at www.investorvote.com. In each case, proxies must be received not later than 10:00 a.m. (Vancouver time) on September 8, 2022, or at least 48 hours (excluding Saturdays and holidays), before the time for holding the Meeting or any adjournment thereof.

Non-registered shareholders who receive these materials through their broker or other intermediary are requested to follow the instructions for voting provided by their broker or intermediary, which may include the completion and delivery of a voting instruction form. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may not be entitled to vote at the Meeting.

A Shareholder who wishes to appoint a person other than the proxyholders identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the management information circular and on their form of proxy or voting instruction form accompanying this Notice of Meeting. These instructions include the additional step of registering such proxyholder with the transfer agent, Computershare Trust Company of Canada, after submitting a form of proxy or voting instruction form. Failure to register will result in the proxyholder not receiving a passcode, which is used for online sign-in, and is required to vote at the Meeting. Without a passcode, such proxyholder will only be able to attend the Meeting online as a guest. Non-registered shareholders located in the United States must also provide Computershare Trust Company of Canada with a duly completed legal proxy if they wish to vote at the meeting or appoint a third party as their proxyholder.

The Company reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak that the Company considers necessary or advisable including changing the time, date or location of the Meeting. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Company’s press releases as well as its website at www.wonder.fi. for updated information. The Company advises you to check its website one week prior to the Meeting date for the most current information. The Company does not intend to prepare or mail an amended management information circular in the event of changes to the Meeting format. Please review the accompanying management information circular before voting as it contains important information about the Meeting. If you have any questions about the procedures required to qualify to vote at the Meeting or about obtaining and depositing the required form of proxy, you should contact Computershare Trust Company of Canada by telephone (toll free) at 1-800-564-6253, by fax at 1-866-249- 7775 or by e-mail at service@computershare.com.

An Information Circular, a Proxy or voting instruction form and a financial statement request form accompany this Notice of Meeting.

Dated at the City of Vancouver, in the Province of British Columbia, this 28th day of July, 2022.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Ben Samaroo”

Ben Samaroo
Chief Executive Officer

Whether or not you expect to attend the online Meeting, please complete, date, sign and return the accompanying Proxy at your earliest convenience. The accompanying Information Circular provides further information respecting proxies and the matters to be considered at the Meeting and is deemed to form part of this Notice of Meeting.